SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE ON RELATED-PARTY TRANSACTIONS

Parties	Cetrel S.A (Cetrel) and Braskem S.A (Braskem)
Relation with the issuer	Braskem and Cetrel are under the common control of Odebrecht S.A.
Object	Service of treatment and/or disposal of wastewater produced in industrial units of Braskem installed in the Industrial area of Camaçari - BA.
Main terms and conditions	Validity: from the July 11, 2016 until December 31, 2019 Price: the agreement provides confidentiality. Maximum estimated value: R$77 million.
Date of contract signature	July 11, 2016
Eventual participation of the other party, its partners or administrators in the issuer’s decision process or in the negotiation of the transaction as representatives of the issuer

The transaction was deliberated by the Board of Directors of Braskem S.A., which has in its composition alternate member who is also an alternate member of the Board of Directors of Cetrel.

In addition, one of the members of the Board of Directors of Cetrel (Board also decided by the contract approval) also is executive director of Braskem, however, he is not directly involved in the transaction negotiations.

Detailed justification on the reasons why the issuer’s management believes that the transaction complied with commutative conditions or provides for proper compensatory payment

Cetrel is the only company in the Camaçari Industrial Complex authorized to carry wastewater treatment by INEMA / BA - Institute of Environment and Water Resources for Environmental Management of the State of Bahia

The commercial conditions agreed reflect the conditions for the market, considering the volumes contracted and technical conditions.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2016
BRASKEM S.A.

By:	/s/ Pedro Van Langendonck Teixeiras de Freitas

	Name:	Pedro Van Langendonck Teixeiras de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.